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Filed pursuant to Rule 424(b)(3)
File Number 333-44556

PROSPECTUS

1,592,548 Shares

BIOJECT MEDICAL TECHNOLOGIES INC.

Common Stock

    Shares of common stock of Bioject Medical Technologies Inc. are being offered by this Prospectus. The shares will be sold from time to time by the selling Shareholders named in this Prospectus. We will not receive any of the proceeds from the sale of the shares.

    Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BJCT." On September 14, 2000, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $8.00 per share.

    Investment in the common stock involves a high degree of risk. See section titled "Risk Factors" beginning on page 7 to read about certain factors you should consider before buying shares of common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The information in this Prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is September 14, 2000.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	2
ABOUT BIOJECT MEDICAL TECHNOLOGIES INC.	4
FORWARD-LOOKING STATEMENTS	6
RISK FACTORS	7
USE OF PROCEEDS	14
SELLING SHAREHOLDERS	14
PLAN OF DISTRIBUTION	15
LEGAL MATTERS	16
EXPERTS	16

ABOUT THIS PROSPECTUS

    This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC"). The Prospectus relates to 1,592,548 shares (the "Shares") of our common stock that the selling shareholders named in this Prospectus (the "Selling Shareholders") may sell from time to time. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering the Shares, including legal and accounting fees.

    The Shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this Prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the Shares.

    This Prospectus describes certain risk factors that you should consider before purchasing the Shares. See "Risk Factors" beginning on page 7. You should read this Prospectus together with the additional information described under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

    Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. You can also copy and inspect such reports, proxy statements and other information at the following regional offices of the SEC:

New York Regional Office Seven World Trade Center Suite 1300 New York, NY 10048	Chicago Regional Office Citicorp Center 500 West Madison Street, Suite 1400 Chicago, Illinois 60661

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

    1.  Our Annual Report on Form 10-K, as amended, for the year ended March 31, 2000.

    2.  Our Quarterly Report on Form 10-Q for the period ended June 30, 2000.

    3.  The Definitive Proxy Statement for the Annual Meeting of the Company on Schedule 14A, dated July 31, 2000.

    4.  The description of our Common Stock contained in our registration statement under Section 12 of the Exchange Act, dated January 29, 1987, and any amendment or report updating such description, including without limitation, Amendment No. 1 thereto dated October 5, 1987, Amendment No. 2 thereto dated October 26, 1987, Amendment No. 3 thereto dated December 23, 1987, Amendment No. 4 thereto dated January 27, 1988 and Amendment No. 5 thereto dated February 9, 1988, our Current Reports on Form 8-K dated December 17, 1992, November 29, 1995 and December 14, 1995.

    This Prospectus is part of a registration statement we filed with the SEC (Registration No. 333-44556). You may request a free copy of any of the above filings by writing or calling:

Christine M. Farrell
Secretary
7620 SW Bridgeport Road
Portland, Oregon 97224
 (503) 639-7221

    You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement to this Prospectus. We have not authorized anyone else to provide you with different information. The Selling Shareholders should not make an offer of these Shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement to this Prospectus is accurate as of any date other than the date on the cover page of this Prospectus or any supplement.

ABOUT BIOJECT MEDICAL TECHNOLOGIES INC.

    We develop, manufacture and market jet injection systems for needle-free drug delivery. We license our technology to leading pharmaceutical and biotechnology companies for whose products our technology provides increased medical efficacy or enhanced market acceptance. We also sell our products directly to healthcare providers.

    We manufacture and market a professional needle-free injection system, the Biojector® 2000, which allows healthcare professionals to inject medications through the skin, both intramuscularly and subcutaneously, without a needle. Using this technology to administer injections virtually eliminates the risk of contaminated needlestick injuries and the resulting blood-borne pathogen transmission, which is a major concern throughout the healthcare industry. The Biojector 2000 system consists of two components: a handheld, reusable jet-injector (the "Biojector 2000" or "B-2000") and a sterile, single-use disposable syringe (the "Biojector syringe"). We also manufacture and market a device that allows the Biojector syringe to be filled without a needle (the "Vial Adapter"). The Vial Adapter may be purchased either separately or as a pre-packaged component of the B-2000 system. The B-2000 system is capable of delivering needle-free injections in varying doses up to 1 ml.

    We also market the Vitajet 3® ,("Vitajet") a spring-powered, needle-free self-injection device, the rights to which were acquired in a transaction with Vitajet Corporation in March 1998. The Vitajet currently has regulatory clearance for administering insulin and the Serono human growth hormone Saizen.

    Although we are focused on developing a single expertise, namely needle free injections, we have developed numerous products and marketing strategies to address three large, distinct markets: drug delivery, immunization and immunotherapeutics, and safety. We intend to grow sales of our needle-free injection systems by focusing our direct sales force on the world wide public health market while seeking strategic partners to enter the much larger physician office market. Bioject's primary corporate objective is to develop partnerships with pharmaceutical and biotechnology companies to enhance the delivery of their injected medications and vaccines. Because of needle-phobia, many injected products are under-utilized by patients. By licensing its needle-free injection technology, Bioject can provide a more appealing format for the drug company's injected products. In return, the drug manufacturer can create substantial demand for Bioject's injection systems. By enhancing injected products with proprietary, customized needle-free injection systems, Bioject expects to help its partners expand the market for their injected products.

    We are actively pursuing strategic partnering relationships with a number of pharmaceutical and biotechnology companies under which we plan to grant specified rights or licenses to some or all of our products. The strategy anticipates that the rights or licenses will allow strategic partners to i) use the licensed products for specific applications or purposes or ii) market the licensed products in conjunction with certain of their products.

    In October 1997, we entered into a license agreement with Elan Corporation, plc ("Elan"). Under this agreement, we licensed certain blood glucose monitoring technology from Elan and formed a new subsidiary of the Company, Marathon Medical Technologies Inc. ("Marathon Medical") (formerly Bioject JV Subsidiary Inc.), to develop and commercialize the licensed technology. As part of the transaction, Elan acquired Common and Preferred Stock of the Company and a 19.9 percent interest in Marathon Medical.

    In May 1999, rather than continue to fund the cost of its development, we entered into negotiations to sell Marathon's blood glucose monitoring technology, and certain fixed assets related to developing the technology, to a third party. The sale was completed on June 30, 1999. Accordingly Marathon's assets, liabilities, loss from operations, gain on sale and cash flows are reported as Discontinued Operations in the accompanying financial statements.

    The terms of the sale of the blood glucose monitoring technology provide for the Bioject to receive a royalty on net sales of future products, if any, which may be developed in the future from the licensed technology. The agreement calls for a royalty of three percent of net sales until the Company has received total royalty payments of $10 million. The agreement then calls for a royalty of one percent of net sales thereafter. There can be no assurance that future products will be successfully developed from the blood glucose monitoring technology or that such products, if developed, will be commercially successful.

    In June 1999, we entered into a binding letter agreement with Amgen Inc. that provided for an evaluation of Bioject's jet injection technology for use with certain biopharmaceutical products. Terms of the agreement provided for up to $500,000 in licensing and technology fees based upon meeting certain milestones. Based upon achievement of the milestones per the binding letter agreement, the Company recorded revenue of $500,000 during fiscal 2000. In February 2000, after successful completion of the milestones in the binding letter agreement, the Company entered into a development and clinical supply agreement with Amgen Inc. for delivery of an Amgen product with Bioject's Iject needle-free injection system. In connection with the agreement, Amgen made a $1.5 million equity investment for 65,796 shares of Bioject's common stock on mutually agreed terms. Amgen received an exclusive license to the Iject technology for the delivery of Amgen products for two indications. They also received options to further license the technology for delivery of certain other Amgen products for other indications. The agreement includes up to $3.1 million in future payments to Bioject, including licensing payments linked to developmental milestones, option payments to include other Amgen drugs in the current agreement, and payments to support ongoing product development, clinical supplies, and tooling expenses. In addition, the agreement outlines a potential future commercial supply agreement under which Bioject would provide Amgen with customized Iject systems. There can be no assurance that we will be successful in our negotiations for a long-term licensing and supply agreement.

    In October 1999, Bioject announced a strategic alliance with AngioSense, Inc. to jointly develop innovative delivery systems to treat cardiovascular disease. Bioject's needle-free drug delivery systems will be modified for delivering bio-therapeutic solutions as a surgical instrument for minimally invasive surgical procedures with several proprietary catheters being developed by AngioSense for catheter-based cardiology interventions. The alliance grants AngioSense an exclusive license to Bioject's Biojector 2000(R) and Vitajet 3™ jet injectors, as well as the Aject, a customized version of Bioject's Iject, a single-use disposable jet injector with a self-contained, pre-filled medication cartridge to treat or diagnose cardiac or cardiovascular diseases. According to the terms of the agreement, Bioject received an equity position of approximately 10 percent in AngioSense upon completion of certain product development milestones. Bioject accomplished those milestones as of December 31, 1999. Since Angiosense is a start-up company and in the research and development phase and has not released a product on the market, the Company has not recorded an asset on the balance sheet to account for the equity interest due to significant uncertainties surrounding valuation and realization. In addition to a long-term manufacturing and supply agreement with AngioSense, Bioject will receive royalties on future product sales. Bioject will also receive funding to support the development of the disposable injector portion of the AngioSense delivery system. To date, the terms of the funding have yet to be mutually determined by the joint development team. The Aject will require FDA clearance and clinical trials. We will assist AngioSense to obtain such approval, although there can be no assurance that such approval process can be completed on a timely basis or at all. There can be no assurance that any developed product will receive regulatory approval or market acceptance such that Bioject can expect to receive royalties from future product sales. See "Forward Looking Statements."

    In December 1999, Bioject and Serono Laboratories, Inc., the U.S. affiliate of Ares-Serono, S.A., a leading biotechnology company headquartered in Geneva, Switzerland, announced an exclusive license agreement in the U.S. and Canada to deliver Serono's Saizen® recombinant human growth hormone with a customized version of Bioject's Vitajet™ 3 needle-free delivery system. In connection with the agreement, Serono paid an undisclosed license fee to Bioject and signed a definitive supply agreement that commences upon FDA clearance. In addition, Serono received options for additional licensing rights. Clinical studies evaluating the bioequivalence of Saizen® when delivered with the Bioject needle-free delivery system have been completed. A 510(k) pre-market notification was submitted to the U.S. Food and Drug Administration (FDA) and in June 2000, we received FDA clearance for a modified Vitajet™, called the cool.click™. There can be no assurance that the combined product will receive market acceptance such that Bioject can expect to receive future product sales.

    A primary focus of our research efforts is on clinical research in the area of DNA-based vaccines and medications. Currently, to the best of the Company's knowledge, its devices are being used in more than 25 clinical research projects both within and outside of the United States, approximately 15 of which are DNA-based. These research projects are being conducted by companies leading the development of DNA-based medications as well as by the leading universities and governmental institutions conducting research in this area. Included in these studies are a Phase I clinical trial of a DNA-based lymphoma vaccine being conducted at Stanford University and a Phase I clinical trial of a DNA-based malaria vaccine being conducted at the U.S. Naval Medical Research Center. The preliminary results of the Phase I Human trial of a malaria DNA vaccine, which started in April 1999, indicates that the vaccine delivered with the Biojector® 2000 jet injector elicited cellular immune responses in the volunteers. There can be no assurance that further clinical studies will prove conclusively that Bioject's technology is more effective in delivering DNA-based medications than alternative delivery systems that are currently available or that may be developed in the future.

    "Biojector," "Bioject" and "Vitajet" are trademarks of Bioject.

FORWARD-LOOKING STATEMENTS

    Certain statements in this Registration Statement and the documents incorporated by reference to this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect," "is expected," "anticipates" or "does not anticipate," "plans," "estimates" or "intends," or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Bioject, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, among others, those described under "Risk Factors" and identified as risks or uncertainties in the documents incorporated by reference.

RISK FACTORS

    An investment in the Shares involves a high degree of risk. You should consider carefully the following risk factors, together with the other information in this Prospectus, before buying any Shares. You should also be aware that certain statements contained in this Prospectus that are not related to historical results are forward-looking statements. These forward-looking statements, such as statements of our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

    If our products are not accepted by the market, our business could fail.  Our success will depend on market acceptance of our needle-free injection drug delivery systems, the Biojector 2000 system and the Vitajet system and on market acceptance of other products under development. If our products do not achieve market acceptance, our business could fail. Currently, the dominant technology used for intramuscular and subcutaneous injections is the hollow-needle syringe. Needle-syringes, while low in cost, have limitations, particularly relating to contaminated needlestick injuries. Use of the Biojector 2000 system for intramuscular and subcutaneous injections eliminates the associated risk of these injuries; however, the cost per injection is significantly higher. The Biojector 2000, the Vitajet system or any of our products under development may be unable to compete successfully with needle-syringes. A previous needle-free injection system manufactured by us did not achieve market acceptance and is no longer being marketed. The Biojector 2000 was introduced in January 1993. Failure of the Biojector 2000 system to gain market acceptance would have a material adverse effect on our financial condition and results of operations.

    We have reduced our sales force and may be unable to penetrate targeted market segments.  In late fiscal 1998 and early fiscal 1999, we dramatically reduced our direct product sales force from one national and five district sales managers and we currently have one national sales manager and one east coast sales representative who are focused on specifically targeted market segments. This reduced sales force may not have sufficient resources to adequately penetrate one or more of the targeted market segments. Further, if the sales force is successful in penetrating one or more of the targeted market segments, we are unable to assure you that our products will be accepted in those segments or that product acceptance will result in product revenues which, together with revenues from corporate licensing and supply agreements, will be sufficient for us to operate profitably.

    We may be unable to enter into strategic corporate licensing and supply agreements, which could cause our business to suffer.  A key component of our sales and marketing strategy is to enter into licensing and supply arrangements with leading pharmaceutical and biotechnology companies for whose products our technology provides either increased medical effectiveness or a higher degree of market acceptance. If we cannot enter into these agreements on terms favorable to us or at all, our business may suffer. In January 1995, we entered into an agreement with Hoffman La Roche Pharmaceuticals, whereby the parties anticipated that the product development phase of the agreement would develop into a supply and distribution agreement between us and Roche. In June 1999, Roche advised us that due to a longer and more costly than expected regulatory process to gain clearance to use the B-2020 in conjunction with Roche's products, Roche had changed its marketing strategy. In making that change in marketing strategy, Roche abandoned its exclusive distribution rights to the B-2020 and did not seek a supply of the B-2020 from us. In July 1998, we entered into an agreement with Merck & Co., whereby the parties anticipated that the initial July 1998 agreement would lead to a long-term licensing and supply agreement between the two companies. In February 1999, Merck & Co. advised us that it would not continue, at that time, to pursue exclusive license to or supply of our products. Both of these agreements resulted in significant short-term revenue. Neither agreement developed into the long-term revenue stream anticipated by our strategic partnering strategy. We may be unable to enter into future licensing or supply agreements with major pharmaceutical or biotechnology companies. Even if we enter into these agreements, they may not result in sustainable long-term revenues which, when combined with revenues from product sales, could be sufficient for us to operate profitably.

    An important component of our corporate licensing and supply agreement strategy is specifically targeted at entering into agreements of this nature with pharmaceutical and biotechnology companies developing DNA-based vaccines and medications. The component of the strategy which focuses on companies developing DNA-based therapies arises in great part from preliminary data from clinical studies with animals which indicates that use of the Biojector technology may result in better performance of some DNA-based medications than can be achieved through the use of traditional needle-syringes. We cannot assure you that further clinical studies will prove conclusively that our technology is more effective in delivering DNA-based medications than alternative delivery systems that are either currently available or that may be developed in the future. Further, should our technology prove to be more effective in delivering DNA-based medications, we may be unable to gain regulatory clearance to deliver any DNA-based medications using our products. Further, even if intradermal delivery of DNA-based medications is critical to effective delivery of those compounds, we may be unable to gain regulatory clearance for intradermal delivery of DNA-based medications with our products. In addition, there can be no assurance that any company will be successful in developing one or more DNA-based therapies or successful in bringing those therapies to market. Further, should any companies be successful in developing and marketing DNA-based therapies, we may be unable to enter into long-term license or supply agreements with any such company, which could cause our financial condition and results of operations to suffer.

    We may never receive future royalties from the blood glucose monitoring technology, which could cause our financial condition to suffer.  In May 1999, rather than continue to fund the cost of its development, we entered into negotiations to sell Marathon's blood glucose monitoring technology, and certain fixed assets related to developing the technology, to a third party. The sale was completed on June 30, 1999. The terms of the sale of the blood glucose monitoring technology provide for us to receive a royalty on net sales of future products, if any, which may be developed from the licensed technology. The agreement calls for a royalty of three percent of net sales until we have received total royalty payments of $10 million. The agreement then calls for royalty payments of one percent of net sales thereafter. Future products may never be successfully developed from the blood glucose monitoring technology, and if products are developed, they may not be commercially successful, which would mean that we would receive no future royalties and this could cause our financial condition to suffer.

    We have a history of losses and may never be profitable.  Since our formation in 1985, we have incurred significant annual operating losses and negative cash flow. At June 30, 2000, we had an accumulated deficit of $62 million. $50 million of the accumulated deficit relates to losses incurred in the needle-free segment of our operations. $12 million of the accumulated deficit relates to losses from our operations to develop the blood glucose monitoring technology. We may never be profitable, which could have a negative effect on our stock price. Historically, our revenues have been derived primarily from licensing and technology fees and from limited product sales. The product sales were principally sales to dealers in order to stock their inventories and to Homecare Management Inc., a company that we no longer sell to. More recently, we have sold our products to end-users, primarily to public health clinics for vaccinations and to nursing organizations for flu immunizations. We have not attained profitability at these sales levels. We may never be able to generate significant revenues or achieve profitability.

    We will need additional financing in the future, and if we cannot obtain the necessary financing our business could fail.  To date, our revenues from operations have not been sufficient to meet our cash requirements. As a result, since our inception in 1985, we have financed our operations, working capital needs and capital expenditures primarily from private placements of securities, exercises of stock options, proceeds received from our initial public offering in 1986, proceeds received from a public offering of Common Stock in November 1993, licensing and technology revenues, equity investments from Elan and Amgen, proceeds from the sale of the glucose monitoring technology, proceeds received from a private placement of Common Stock in July and August 2000 and through sales of products. We do not have a credit facility. We plan to fund our future cash requirements through revenues, debt, and sales of equity securities. However, we may be unable to obtain the financing sufficient to fund our business activities on favorable terms or at all. Failure to obtain adequate financing would have a material adverse impact on our business. In addition, sale of our equity securities on unfavorable terms to meet our obligations could result in material dilution to the existing shareholders.

    We have outstanding convertible preferred stock, which is convertible into Common Stock at prices which may be lower than market price at the time of conversion which could result in dilution to existing Common Stock holders.  Our Common Stock is subject to the rights and preferences of the Series A and C Convertible Preferred Stock, which may be converted into Common Stock at prices which may be lower than market price at the time of conversion, causing substantial dilution to existing holders of Common Stock. The Series A Convertible Preferred Stock is convertible to Common Stock at a conversion price of $7.50 per share. The Series C Preferred Stock is convertible to Common Stock at a conversion price of $3.0625 per share. In October, 2004, unless it is converted earlier by the holders or redeemed by us, the shares of Series A and C Convertible Preferred Stock and accrued but unpaid dividends convert automatically into Common Stock. See "Description of Capital Stock—Preferred Stock."

    We have limited manufacturing experience, and may be unable to produce our products at the unit costs necessary for the products to be competitive in the market, which could cause our financial condition to suffer.  We have limited experience manufacturing our products in commercially viable quantities. We have increased our production capacity for the Biojector 2000 system through automation of, and changes in, production methods, in order to achieve savings through higher volumes of production. If we are unable to do so, then our results of operations and financial condition could suffer. The current cost per injection of the Biojector 2000 system is substantially higher than that of traditional needle-syringes, our principal competition. A key element of our business strategy has been to reduce the overall manufacturing cost through automating production and packaging. This automation is substantially complete. There can be no assurance that we will achieve sales and manufacturing volumes necessary to realize cost savings from volume production at levels necessary to result in significant unit manufacturing cost reductions. Failure to do so will continue to make competing with needle-syringes on the basis of cost very difficult and will adversely affect our financial condition and results of operations. We may be unable to successfully manufacture devices at a unit cost that will allow the product to be sold profitably. Failure to do so would adversely affect our financial condition and results of operations.

    We are subject to extensive government regulation and must continue to comply with these regulations or our business could suffer.  Our products and manufacturing operations are subject to extensive government regulation in both the U.S. and abroad. If we cannot comply with these regulations, we may be unable to distribute our products, which could cause our business to suffer or fail. In the U.S., the development, manufacture, marketing and promotion of medical devices are regulated by the Food and Drug Administration ("FDA") under the Federal Food, Drug, and Cosmetic Act ("FD&C"). In 1987, we received clearance from the FDA under Section 510(k) of the FD&C to market a hand-held CO2-powered needle-free injection system. The FD&C provides that new premarket notifications under Section 510(k) of the FD&C are required to be filed when, among other things, there is a major change or modification in the intended use of a device or a change or modification to a legally marketed device that could significantly affect its safety or effectiveness. A device manufacturer is expected to make the initial determination as to whether the change to its device or its intended use is of a kind that would necessitate the filing of a new 510(k) notification.

Although the Biojector 2000 system incorporates changes from the system with respect to which our 1987 510(k) marketing clearance was received and expands its intended use, we made the determination that these were not major changes or modifications in intended use or changes in the device that could significantly affect the safety or effectiveness of the device. Accordingly, we further concluded that the 1987 510(k) clearance permitted us to market the Biojector 2000 system in the U.S. In June 1994, we received clearance from the FDA under 510(k) to market a version of our Biojector 2000 system in a configuration targeted at high volume injection applications. In October 1996, we received 510(k) clearance for a needle-free disposable vial access device. In March 1997, we received additional 510(k) clearance for certain enhancements to our Biojector 2000 system. In June 2000, we received 510(k) clearance for the cool.click, a modified Iject. The FDA may not concur with our determination that our current and future products can be qualified by means of a 510(k) submission.

    Future changes to manufacturing procedures could require that we file a new 510(k) notification. Also, future products, product enhancements or changes, or changes in product use may require clearance under Section 510(k), or they may require FDA premarket approval ("PMA") or other regulatory clearances. PMAs and regulatory clearances other than 510(k) clearance generally involve more extensive prefiling testing than a 510(k) clearance and a longer FDA review process. Under current FDA policy, applications involving pre-filled syringes would be evaluated by the FDA as drugs rather than devices, requiring FDA new drug applications ("NDAS") or abbreviated new drug applications ("ANDAs"). Depending on the circumstances, drug regulation can be much more extensive and time consuming than device regulation.

    FDA regulatory processes are time consuming and expensive. Product applications submitted by the Company may not be cleared or approved by the FDA. In addition, our products must be manufactured in compliance with Good Manufacturing Practices ("GMP") as specified in regulations under the FD&C. The FDA has broad discretion in enforcing the FD&C, and noncompliance with the FD&C could result in a variety of regulatory actions ranging from product detentions, device alerts or field corrections, to mandatory recalls, seizures, injunctive actions, and civil or criminal penalties.

    If we cannot meet international product standards, we will be unable to distribute our products outside of the United States, which could cause our business to suffer.  Distribution of our products in countries other than the U.S. may be subject to regulation in those countries. Failure to satisfy these regulations would impact our ability to sell our products in these countries and could cause our business to suffer. In June 1998, we received certification from TUV Product Services for our quality system, which meets the requirements of ISO 9001 and EN 46001. In June 1999, TUV Product Services audited our quality system and found that it still meets the requirements of ISO 9001. In November 1999, we received certification from TUV Product Services for the applicable requirements of EC-Directive 93/42/EEC Annex. II.3 Medical Device Directive. This certification allows us to label our products with the CE Mark and sell them in the European Community. We may be unable to continue to meet the standards of ISO 9001 or CE Mark certification.

    If the healthcare industry limits coverage or reimbursement levels, the acceptance of our products could suffer.  The price of our products exceeds the price of needle-syringes and if coverage or reimbursement levels are reduced, market acceptance of our products could be harmed. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare facilities. During the past several years, the healthcare industry has been subject to increased government regulation of reimbursement rates and capital expenditures. Among other things, third party payers are increasingly attempting to contain or reduce healthcare costs by limiting both coverage and levels of reimbursement for healthcare products and procedures. Because the price of the Biojector 2000 system exceeds the price of a needle-syringe, cost control policies of third party payers, including government agencies, may adversely affect acceptance and use of the Biojector 2000 system.

    We are highly dependent on third-party relationships, and our business could suffer if we cannot maintain these relationships.  We are dependent on third parties for distribution of the Biojector 2000 system to certain market segments, for the manufacture of component parts, and for assistance with the development and distribution of future application-specific systems. If we cannot maintain these relationships, or if the third parties are unable to provide the services we require, our business could suffer.

    Our current manufacturing processes for the Biojector 2000 jet injector and disposable syringes as well as manufacturing processes to produce the Vitajet consist primarily of assembling component parts supplied by outside suppliers. Some of these components are currently obtained from single sources, with some components requiring significant production lead times. In the past, we have experienced delays in the delivery of certain components. To date, such delays have not had a material adverse effect on our operations. We may experience delays in the future, and these delays could have a material adverse effect on our financial condition and results of operations.

    In the past, we have entered into agreements with certain major pharmaceutical or biotechnology companies for development and distribution of needle-free injection systems and for use of our needle-free injection systems in conjunction with the pharmaceutical companies' products. In all cases to date, these companies have had the right to terminate those agreements at certain phases as defined in the agreements. In several instances, those agreements have been terminated before yielding sustained long-term licensing or product sales revenues. Entering into agreements of this nature is an important part of our overall business strategy. We may be unable to interest any major pharmaceutical or biotechnology companies in entering into such agreements. If interested parties are found, we may be unsuccessful at negotiating and entering into long-term licensing and supply agreements with the interested parties. Further, if such agreements are entered into, there can be no assurance that the companies' interest and participation in the agreements and projects will continue and result in long-term, sustainable revenues as contemplated by this aspect of our overall business strategy. Failure to enter into future licensing and product supply agreements with major pharmaceutical or biotechnology companies and failure of those future agreements to result in significant, sustainable long-term revenues could adversely affect our financial condition.

    If we are unable to manage our growth, our results of operations could suffer.  If our products achieve market acceptance or if we are successful in entering into product supply agreements with major pharmaceutical or biotechnology companies, we expect to experience rapid growth. Such growth would require expanded customer service and support, increased personnel, expanded operational and financial systems, and implementing new and expanded control procedures. We may be unable to attract sufficient qualified personnel or successfully manage expanded operations. As we expand, we may periodically experience constraints that would adversely affect our ability to satisfy customer demand in a timely fashion. Failure to manage growth effectively could adversely affect our financial condition and results of operations.

    We may be unable to compete in the medical equipment field, which could cause our business to fail.  The medical equipment market is highly competitive and competition is likely to intensify. If we cannot compete, our business will fail. Our products compete primarily with traditional needle-syringes, "safety syringes" and also with other alternative drug delivery systems. While we believe our products provide a superior drug delivery method, there can be no assurance that we will be able to compete successfully with existing or newly developed drug delivery products. Many of our competitors have longer operating histories as well as substantially greater financial, technical, marketing and customer support resources. One or more of these competitors may develop an alternative drug delivery system that competes more directly with our products, and our products may be unable to compete successfully with such a product.

    We are dependent on a single technology, and if it cannot compete or find market acceptance, our business will suffer.  Our strategy has been to focus our development and marketing efforts on our needle-free injection technology. Focus on this single technology leaves us vulnerable to competing products and alternative drug delivery systems. If our technology cannot find market acceptance or cannot compete against other technologies, business will suffer. We perceive that healthcare providers' desire to minimize the use of the traditional needle-syringe has stimulated development of a variety of alternative drug delivery systems such as "safety syringes," jet injection systems, nasal delivery systems and transdermal diffusion "patches". In addition, pharmaceutical companies frequently attempt to develop drugs for oral delivery instead of injection. While we believe that for the foreseeable future there will continue to be a significant need for injections, alternative drug delivery methods may be developed which are preferable to injection.

    We rely on patents and proprietary rights to protect our proprietary technology.  We rely on a combination of trade secrets, confidentiality agreements and procedures, and patents to protect our proprietary technologies. We have been granted a number of patents in the United States and several patents in other countries covering certain technology embodied in our current jet injection system and certain manufacturing processes. Additional patent applications are pending in the U.S. and certain foreign countries. The claims contained in any patent application may not be allowed, or any patent or our patents collectively may not provide adequate protection for our products and technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how. In addition, the laws of foreign countries may not protect our proprietary rights to this technology to the same extent as the laws of the U.S. We believe we have independently developed our technology and attempt to ensure that our products do not infringe the proprietary rights of others. We know of no such infringement claims. However, any claims could have a material adverse affect on our financial condition and results of operations.

    If our products fail or cause harm, we could be subject to substantial product liability, which could cause our business to suffer.  Producers of medical devices may face substantial liability for damages in the event of product failure or if it is alleged the product caused harm. We currently maintain product liability insurance and, to date, have experienced only one product liability claim. There can be no assurance, however, that we will not be subject to a number of such claims, that our product liability insurance would cover such claims, or that adequate insurance will continue to be available to us on acceptable terms in the future. Our business could be adversely affected by product liability claims or by the cost of insuring against such claims.

    We are highly dependent on our key employees, and our business could suffer if they were to leave.  Our success depends on the retention of our executive officers, Mr. James O'Shea, Dr. Richard Stout, and Mr. Michael Redmond, and other key employees. Competition exists for qualified personnel and our success will depend, in part, on attracting and retaining qualified personnel. Failure in these efforts could have a material adverse effect on our business, financial condition or results of operations.

    There are a large number of shares eligible for sale into the public market in the near future, which may reduce the price of our Common Stock.  The market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market, or the perception that such sales could occur. We have a large number of shares of Common Stock outstanding and available for resale beginning at various points in time in the future. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The shares of our Common Stock currently outstanding will become eligible for sale without registration pursuant to Rule 144 under the Securities Act, subject to certain conditions of Rule 144. Certain holders of our Common Stock also have certain demand and piggyback registration rights enabling them to register their shares under the Securities Act for sale. Including shares being offered by this Prospectus, we have registered approximately 4.6 million shares for resale on Form S-3 registration statements as well as approximately 635,000 shares issuable upon exercise of warrants. There are 3.6 million shares of Common Stock issuable upon conversion of preferred stock and exercise of warrants held by Elan International. These 3.6 million shares have demand and piggyback registration rights. In addition, we have approximately 790,000 shares of Common Stock reserved for issuance under our stock option plan. As of July 31, 2000, options to purchase approximately 730,000 shares of Common Stock were outstanding and will be eligible for sale in the public market from time to time subject to vesting. These stock options generally have exercise prices significantly below the current price of our Common Stock. The possible sale of a significant number of these shares may cause the price of our Common Stock to fall.

    We may be unable to maintain our listing on Nasdaq, which could cause our stock price to fall and decrease the liquidity of our Common Stock.  Our Common Stock is quoted on the Nasdaq SmallCap Market. If we cannot comply with the continuing requirements, we may be delisted which could cause the stock price to fall and decrease the liquidity of our Common Stock for existing shareholders. There are a number of continuing requirements that must be met in order for the Common Stock to remain eligible for quotation on the Nasdaq SmallCap Market. The failure to meet the maintenance criteria in the future could result in the delisting of our Common Stock from Nasdaq. In such event, trading, if any, in the Common Stock may then continue to be conducted in the non- Nasdaq over-the-counter market. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of our Common Stock. In addition, if the Common Stock were delisted from trading on Nasdaq and the trading price of the Common Stock were less than $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock. The additional burdens imposed on broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of the shares of Common Stock and thereby have a material adverse effect on the trading market for the securities.

    On April 9, 1999, we were advised by Nasdaq that we were out of compliance with the Nasdaq rule that requires companies listed on the exchange to maintain a minimum bid price of $1.00 for their stock. On July 9, 1999, the last sale price of our Common Stock as reported on the Nasdaq National Market System was $0.50 per share. On October 13, 1999, a one-for-five reverse stock split was effected. At July 15, 1999, 29,011,236 shares of Common Stock were outstanding, as well as options, warrants and convertible preferred stock to acquire an additional 24,378,928 shares of Common Stock. The reverse stock split, decreased the number of outstanding shares of Common Stock to approximately 5.8 million shares and approximately 4.8 million shares were reserved for issuance upon exercise of outstanding options, warrants and the conversion of convertible preferred stock. As of August 3, 2000, approximately 7.7 million shares of Common Stock were outstanding.

    Our stock price may be highly volatile, which increases the risk of securities litigation.  The market for our Common Stock and for the securities of other early-stage, small market-capitalization companies has been highly volatile in recent years. This increases the risk of securities litigation relating to such volatility. We believe that factors such as quarter-to-quarter fluctuations in financial results, reduction in the number of outstanding shares due to the recent reverse stock split, new product introductions by us or our competition, public announcements, changing regulatory environments, sales of Common Stock by certain existing shareholders, substantial product orders and announcement of licensing or product supply agreements with major pharmaceutical or biotechnology companies could contribute to the volatility of the price of our Common Stock, causing it to fluctuate dramatically. General economic trends such as recessionary cycles and changing interest rates may also adversely affect the market price of our Common Stock.

USE OF PROCEEDS

    The Shares offered hereby are being registered for the account of the Selling Shareholders and, accordingly, we will not receive any of the proceeds from the sale of the Shares.

SELLING SHAREHOLDERS

    1,576,548 of the Shares being offered for resale by the Selling Shareholders were acquired pursuant to Stock Purchase Agreements in a private placement in July and August 2000, or will be acquired upon exercise of our Series "S" Common Stock Purchase Warrant and our Series "T" Common Stock Purchase Warrant, issued in a private placement in July and August 2000. 4,000 of the Shares will be acquired by the Selling Shareholder upon the exercise of our Series "R" Common Stock Purchase Warrant, which was issued to a consultant in December 1999. 12,000 of the Shares were acquired by the Selling Shareholder in connection with the Company's acquisition of Vitajet Corporation in March 1998. The term "Selling Shareholder" includes persons acquiring such securities in permitted transfers from the original holders thereof in transactions not requiring registration under the Securities Act.

    The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by the Selling Shareholders as of September 14, 2000, and as adjusted to reflect the sale of the Shares.

		Maximum Number of Shares to be Sold under this Prospectus
	Number of Shares Owned Prior to Offering		Shares Owned After Offering (1)
Name			Number	Percent
Lone Cypress, Ltd.	528,386	528,386	0	*
Lone Sequoia, L.P.	42,581	42,581	0	*
Lone Balsam, L.P.	50,968	50,968	0	*
Lone Spruce, L.P.	23,226	23,226	0	*
Oracle Partners, L.P.	150,000	150,000	0	*
EGM Medical Technology Fund L.P.	84,500	84,500	0	*
EGM Medical Technology Offshore Fund	45,500	45,500	0	*
Merlin BioMed L.P.	79,700	79,700	0	*
Merlin BioMed II L.P.	4,600	4,600	0	*
Merlin BioMed International, Ltd.	121,000	121,000	0	*
Taib Fund Ltd.	2,764	2,764	0	*
Stuart T. Weisbrod	50,000	50,000	0	*
Watson Investment Partners, L.P.	122,100	122,100	0	*
Watson Investment Partners II, L.P.	27,900	27,900	0	*
H. C. Wainwright & Co., Inc.	143,323	143,323	0	*
Pequot Scout Fund, L.P.	100,000	100,000	0	*
Sergio Landau (2)	61,900	12,000	49,900	*
Frederick Pierce (3)	15,000	4,000	11,000	*
Total	1,653,448	1,592,548	60,900	*

*
Less than 1%.

(1)
Assumes that the Selling Shareholders will sell all Shares during the effective period.

(2)
Includes 3,000 shares of Common Stock held in the name of Mara Landau, Sergio Landau's wife.

(3)
Includes 4,000 shares of Common Stock issuable upon exercise of a Series "R" warrant.

    H. C. Wainwright & Co., Inc. ("Wainwright") acted as placement agent for the Company in connection with a private placement of Common Stock in July and August 2000. Wainwright received fees of approximately $668,000 and warrants to purchase an aggregate of 143,323 shares of Common Stock in connection with these services. No other Selling Shareholder has held any position or office, or other material relationship with Bioject or any of its predecessors or affiliates within the past three years, with the exception of Sergio Landau, who is an employee of the Company, and Frederick Pierce, who provided consulting services to the Company from December 1999 through February 2000.

PLAN OF DISTRIBUTION

    We are registering the Shares on behalf of the Selling Shareholders. As used in this Prospectus, the term "Selling Shareholders" includes donees and pledgees selling Shares received from a named Selling Shareholder after the date of this Prospectus. The Selling Shareholders will offer and sell the Shares to which this Prospectus relates for their own accounts. We will not receive any proceeds from the sale of the Shares. We will bear all costs, expenses and fees in connection with the registration of the Shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the Shares will be borne by the Selling Shareholders.

    The Selling Shareholders may offer and sell the Shares from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, in transactions directly with market makers or in privately negotiated transactions, through put or call option transactions, through short sales, or a combination of such methods of sale or through any other lawful manner, at prices relating to prevailing market prices or at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares. As of the date of this Prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders regarding the sale of their Shares, nor are we aware of any underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Shareholders. There is no assurance that the Selling Shareholders will sell any or all of the Shares that they offer.

    The Selling Shareholders and any brokers or dealers who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profits realized by them on the resale of Shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

    The Selling Shareholders may also resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

    Upon notification to us by a Selling Shareholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating brokers or dealers, (ii) the number of Shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a

Selling Shareholder that a donee or pledgee intends to sell more than 500 Shares, a supplement to this Prospectus will be filed.

LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for us by Stoel Rives LLP, Portland, Oregon.

EXPERTS

    The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
ABOUT BIOJECT MEDICAL TECHNOLOGIES INC.
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS